SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Brookfield Residential Properties Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

11283W

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 11283W

1	Names of reporting persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization ONTARIO
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 81,493,112 Shares of Common Stock
	9	Sole dispositive power 0
	10	Shared dispositive power 81,493,112 Shares of Common Stock
11	Aggregate amount beneficially owned by each reporting person 81,493,112 Shares of Common Stock
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) Approximately 68.5% of the Outstanding Shares of Common Stock
14	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 11283W

1	Names of reporting persons PARTNERS LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization ONTARIO
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 81,493,112 Shares of Common Stock
	9	Sole dispositive power 0
	10	Shared dispositive power 81,493,112 Shares of Common Stock
11	Aggregate amount beneficially owned by each reporting person 81,493,112 Shares of Common Stock
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) Approximately 68.5% of the Outstanding Shares of Common Stock
14	Type of reporting person CO

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 13D is being filed to reflect the proposed acquisition (the “Proposed Acquisition”) by Brookfield Asset Management Inc. (“Brookfield”) of all of the common shares (“Common Shares”) of Brookfield Residential Properties Inc. (“Brookfield Residential”) that it does not currently own. Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 4.

2.	Identity and Background.

(f) Set forth on Schedules I and II hereto are the citizenships of each of the directors and executive officers of each of Brookfield and Partners, respectively.

4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

On October 23, 2014, Brookfield issued a press release (the “Press Release”) announcing that it proposes to acquire the approximately 30% of Common Shares of Brookfield Residential that it does not own (approximately 36.8 million shares) for $23.00 cash per share. The Press Release is filed with this Schedule 13D as Exhibit 2 and is incorporated herein by reference.

Brookfield has presented its proposal (the “Proposal”) to the Board of Directors of Brookfield Residential (the “Board”) and has asked the Board to begin a process to review the proposal and appoint a special committee of independent directors to commission an independent valuation of Brookfield Residential’s shares. Once the valuation is available, Brookfield would seek to enter into a definitive agreement with Brookfield Residential with respect to the proposed transaction for presentation to shareholders. The Proposal is filed with this Schedule 13D as Exhibit 3 and is incorporated herein by reference.

7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibits:

Exhibit 7	Press Release dated October 23, 2014

Exhibit 8	Proposal Letter dated October 22, 2014

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2014

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	Senior Managing Partner and CFO

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	VP, Legal Affairs

Dated: October 23, 2014

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President

By:	/s/ Loretta M. Corso
	Name:	Loretta M. Corso
	Title:	Secretary

SCHEDULE I

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jeffrey M. Blidner, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chair of Brookfield	Canada

Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700 Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Maureen Kempston Darkes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A2, Canada	Formerly GM Group Vice-President	Canada

Robert J. Harding, Director	Brookfield Global Infrastructure Advisory Board 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of Brookfield	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

Lance Liebman, Director	Columbia Law School 435 West 116th Street New York, New York 10027 –7297, U.S.A.	William S. Beinecke Professor of Law	U.S.A.

Philip B. Lind, Director	Rogers Communications Inc. 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Vice-Chairman of Rogers Communications Inc.	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

George E. Myhal, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Formerly Chief Executive Officer of HSBC Bank Middle East Limited	Lebanon and U.S.A.

Lord Augustine Thomas O’Donnell	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Former Cabinet Secretary and Head of the British Civil Service	United Kingdom

James A. Pattison, Director	The Jim Pattison Group, 1800 –1067 West Cordova Street, Vancouver, B.C. V6C 1C7, Canada	Chairman, President and Chief Executive Officer of The Jim Pattison Group	Canada

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Ngee Huat Seek, Director	168 Robinson Road #37 – 01 Capital Tower Singapore 068912	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singaporean

Diana L. Taylor, Director	Wolfensohn & Company L.L.C. 1350 Avenue of the Americas, Suite 2900 New York, N.Y. 10019	Managing Director, Wolfensohn & Company L.L.C.	U.S.A.

George S. Taylor, Director	c/o R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director of Brookfield	Canada

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE II

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack. L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Group Chair of Brookfield	Canada

J. Bruce Flatt, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian D. Lawson, Director and President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	Brookfield Investment Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner	Canada

Timothy R. Price, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Samuel J.B. Pollock, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner	Canada

Tony E. Rubin, Treasurer	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Accountant	Canada